EXHIBIT 1

                                                                    News Release


                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE


                 MEDQUIST COMPLETES ACQUISITION OF THE MRC GROUP
                     AND ACQUIRES LAST REMAINING FRANCHISEE

         MARLTON, NJ, December 10, 1998 - MedQuist Inc. (Nasdaq:MEDQ) today announced it has completed the acquisition of The MRC Group, Inc., a leading national provider of medical transcription services headquartered in Cleveland, Ohio. The acquisition is expected to be accounted for under the pooling-of-interests method.

         MedQuist issued approximately 8.6 million shares of common stock and assumed employee options in connection with the acquisition. MRC shareholders received 0.5163 of a share of MEDQ common stock for each share of MRC common stock. MRC shareholders own approximately 26.5% of the combined company. The transaction is expected to be accretive to MedQuist's 1999 earnings.

         The combined company generates in excess of $260 million in current revenues by serving more than 1,400 major health care customers through a nationwide network of over 100 service centers and 6,000 medical transcriptionists.

         David A. Cohen, Chairman and CEO of MedQuist said, "We are extremely excited about this acquisition. MRC is a great company with a strong management team and an excellent nationwide service network. The combined company will offer a level of service and technological expertise that is unparalleled in our industry. This acquisition will be excellent for employees, customers and shareholders of both companies, and will position the combined company to play a leading role in the ongoing development of the healthcare information services industry during the twenty-first century."

         MedQuist also announced today that it has acquired 100% of the outstanding shares of capital stock of Transcriptions Ltd. of Florida ("TL Florida"), which was the last remaining franchisee of MedQuist. Terms of the transaction are confidential. The transaction is expected to be accounted for under the pooling-of-interests method.

         Mr. Cohen said, "This acquisition, which is our 18th to-date, gives MedQuist access to the enormous and rapidly-growing Florida marketplace. We are now able to market our services throughout the entire 50 states. TL Florida's business, with current revenues of approximately $5 million, is expected to be accretive to MedQuist's 1999 earnings."

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         This press release contains forward-looking statements which involve risks and uncertainties. Such statements can be identified by the use of forward-looking language such as "is expected to", "will be", "will" or other similar words. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, failure of these transactions to be accretive to 1999 earnings; inability to integrate diverse employee bases of acquired companies; inability to integrate technology platforms of acquired companies; inability to sustain growth while integrating acquisitions; inability to penetrate new markets; decreased demand for existing services and lack of demand for future services.

         Additional risks associated with the Company's business can be found in its November 2, 1998 Registration Statement on form S-4, its Annual Report on Form 10-K and other periodic filings with the SEC.

                                       ###

Contact: John R. Emery, Chief Financial Officer, MedQuist Inc. (800) 355-6337, Ext. 418